Filed by Sandy Spring Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sandy Spring Bancorp, Inc.

Commission File No.: 000-19065

Date: October 21, 2024

The following communication was made by Sandy Spring Bancorp, Inc. (“SASR”) in connection with the proposed merger between SASR and Atlantic Union Bankshares Corporation (the “Merger”).

Employee Q&A

On October 21, 2024, a communication in the form set forth below was distributed by SASR to its employees and posted on the SASR SpringNet site available to its employees.

Atlantic Union Bankshares Corporation’s Proposed Acquisition of Sandy Spring Bancorp, Inc.

Frequently Asked Questions

October 21, 2024

MERGER DETAILS:

Q. What was announced and what does it mean for Sandy Spring Bank?

On October 21, 2024, Atlantic Union Bankshares Corporation and Sandy Spring Bancorp, Inc. entered into a merger agreement, under which Sandy Spring Bank will merge into Atlantic Union Bank. Following the merger, the combined organization will continue to operate under the Atlantic Union Bank name and brand, and will remain headquartered in Richmond, Virginia.

Once merged, the assets of the combined organization will be approximately $39 billion, with deposits of approximately $31 billion and loans of approximately $30 billion based on financial data as of September 30, 2024. Following the merger, the combined organization will have 184 branches across Virginia, North Carolina and Maryland.

Q. Why Atlantic Union Bank?

Like Sandy Spring Bank, Atlantic Union Bank has operated for more than 100 years and is the leading statewide regional bank in Virginia. By combining, we will create the leading regional bank in the lower mid-Atlantic with Virginia as its linchpin that spans into the Southeast. Together, we will have better scale to compete with the large national, super-regional and smaller community banks while being able to better support the communities we serve.

Q. Now that the merger has been announced, what happens next?

A. The merger agreement contains customary closing conditions that must be satisfied before the merger can be completed, including required regulatory approvals. Between now and the merger's closing date, the two companies will continue to operate independently.

Q. When will the transaction close?

A. The merger is subject to closing conditions and will require regulatory approvals and the approval of Sandy Spring stockholders and Atlantic Union shareholders. We anticipate closing the merger by the end of the third quarter 2025. At the closing of the merger, Atlantic Union Bank and Sandy Spring Bank will officially become one organization, but there will be more work to do to integrate Sandy Spring into Atlantic Union’s operations.

Q. Who will lead the combined organization?

John Asbury will remain CEO of the combined organization following the merger, supported by the current Atlantic Union Bank executive leadership team. Until the merger is closed, we will continue to operate independently from Atlantic Union Bank under the leadership of our Chair, President and CEO, Dan Schrider, and the Sandy Spring Bank executive team.

Q. Should we begin sharing information with our Atlantic Union counterparts now?

A. No. Until the merger is closed, we will continue to operate independently as two separate banks. Until then, you should not share with Atlantic Union any information about Sandy Spring Bank or its customers, employees, systems, policies, procedures or any other matter.

If you have any questions about whether you are allowed to share particular information, please ask your manager. Managers, please consult with the Legal Department on any such questions.

Q. How will we receive updates regarding the merger?

A. Sandy Spring Bank and Atlantic Union Bank will be very communicative. However, the approach will be defined and managed by each bank separately. Sandy Spring Bank employees will receive communications directly from Sandy Spring Bank management and Atlantic Union Bank employees will receive communications directly from Atlantic Union Bank management.

EMPLOYEE IMPACT

Q. How does this impact our culture?

A. Sandy Spring Bank and Atlantic Union Bank share a people-first approach to serving their clients, communities and employees. We believe the client-centric culture of both organizations are very compatible and will blend nicely.

Q. Will any jobs be eliminated as a result of the merger?

A. As is customary with merger transactions, there will be redundancies in certain positions. In the coming weeks we will begin to evaluate the needs of the combined organization with the goal of delivering shareholder value, creating efficiency and delivering a best-in-class customer experience.

Q. Will my benefits change after the merger?

A. In general, Sandy Spring Bank employees who join Atlantic Union Bank will transition into their benefit programs.

CLIENT IMPACT

Q. Will the combined organization operate on Atlantic Union Bank systems? If so, when will that conversion occur?

A. We expect that the combined organization will operate on Atlantic Union Bank’s systems. Following the merger, we will work to convert Sandy Spring’s systems to Atlantic Union and integrate our systems and processes with theirs. Atlantic Union will form an integration management team with representatives from Atlantic Union Bank and Sandy Spring Bank to oversee this process. Currently, we estimate systems conversion and integration will occur in the first quarter of 2026.

Q. How will the merger affect our customers?

A. Sandy Spring Bank clients will convert to Atlantic Union Bank systems, and we will clearly communicate the timeline and expectations for this transition. Following systems conversion, Sandy Spring Bank clients will have the convenience of additional branches throughout the expanded footprint.

Q. Will any Sandy Spring Bank or Atlantic Union Bank branches close as a result of the merger?

A. There is limited branch overlap. However, Atlantic Union Bank will continue to evaluate the branch footprint of the combined organization to identify where duplication or other efficiency concerns may require branch closures. There are no final determinations about branch closures at this time. However, Atlantic Union Bank expects to open three branches in low to moderate income census tracts as part of the Community Impact Plan that was announced as part of the merger.

Q. What do I say if customers ask me questions about the merger?

A. The merger is exciting news! Please feel free to reference the talking points we provided or the message from our CEO, Dan Schrider, on sandyspringbank.com.

Q. Will our clients be able to use Atlantic Union branches? Will Atlantic Union customers be able to use our branches?

A. Not right away. Until systems conversion and integration is complete, Sandy Spring Bank branches will use different systems from Atlantic Union Bank branches. After system conversion and integration is complete, though, all customers – whether legacy customers of Atlantic Union Bank or Sandy Spring -- will be able to use any branch anywhere in the footprint of the combined organization.

Q: Where can I go to find more information?

A: We will continue to provide information on SpringNet as more details become available. In the meantime, please feel free to reach out to your manager or an HR representative if you have additional questions.

*****

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“AUB”) and SASR, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of AUB or SASR or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by AUB’s shareholders or SASR’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against AUB or SASR;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which AUB and SASR operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of AUB’s or SASR’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of AUB or SASR; changes in AUB’s or SASR’s share price before closing;

•	risks relating to the potential dilutive effect of shares of AUB’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of AUB or SASR, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause AUB’s, SASR’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm AUB’s, SASR’s or the combined company’s results.

Although each of AUB and SASR believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of AUB or SASR will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in AUB’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by AUB with the Securities Exchange Commission (“SEC”), and in SASR’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by SASR with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on AUB, SASR or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. AUB and SASR urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by AUB and SASR. Forward-looking statements speak only as of the date they are made and AUB and/or SASR undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, AUB intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of AUB capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of AUB and SASR and a prospectus of AUB (the “Joint Proxy Statement/Prospectus”), and each of AUB and SASR may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of AUB and the stockholders of SASR to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF AUB AND STOCKHOLDERS OF SASR ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AUB, SASR AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between AUB and SASR. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about AUB and SASR, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from AUB by accessing AUB’s website at https://investors.atlanticunionbank.com or from SASR by accessing SASR’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to AUB Investor Relations, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to SASR by directing a request to SASR Investor Relations, SASR, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on AUB’s or SASR’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

AUB, SASR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of AUB and stockholders of SASR in connection with the proposed transaction. Information about the interests of the directors and executive officers of AUB and SASR and other persons who may be deemed to be participants in the solicitation of shareholders of AUB and stockholders of SASR in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of AUB and their ownership of AUB common stock is also set forth in the definitive proxy statement for AUB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of AUB, their ownership of AUB common stock, and AUB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in AUB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in AUB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of AUB’s common stock by the directors and executive officers of AUB’s have changed from the amounts of AUB’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of SASR and their ownership of SASR common stock can also be found in SASR’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by SASR with the SEC. Information about the directors and executive officers of SASR, their ownership of SASR common stock, and SASR’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in SASR’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in SASR’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of SASR common stock by the directors and executive officers of SASR have changed from the amounts of SASR common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.